Exhibit 99.1

MediWound Announces $25 Million Strategic Private Placement Financing

Mölnlycke Health Care, a global leader in innovative wound care solutions, leads the PIPE with a
$15 million investment

YAVNE, Israel, July 15, 2024 -- MediWound Ltd. (Nasdaq: MDWD), the world leader in next-generation enzymatic therapeutics for tissue repair, today announced it has entered into a definitive share purchase agreement with several new and existing investors, including Mölnlycke Health Care ("Mölnlycke"), a world-leading MedTech company specializing in solutions for wound care and surgical procedures.

The agreement includes the sale and purchase of 1,453,488 shares of the Company’s ordinary shares, each with a par value NIS 0.07 (the “Ordinary Shares”), in a private investment in public equity (the “PIPE Offering”). The purchase price is set at $17.20 per share. The gross proceeds from the PIPE Offering are $25 million. MediWound plans to use the net proceeds to advance EscharEx pre-commercial activities, expedite the development of large-scale manufacturing capabilities specifically for EscharEx, and support general corporate purposes. The PIPE Offering is expected to close within several days, subject to satisfaction of customary closing conditions.

“We are proud to have the strong support of Mölnlycke, and of our new and existing investors in this financing,” said Ofer Gonen, Chief Executive Officer of MediWound. “This significant investment will enable us to further strengthen our strategic plans for EscharEx, creating substantial long-term value for our stakeholders and help improve the standard of care for patients.”

“We are very excited to make this strategic investment in MediWound. It aligns with our strategy to bring radical innovations into the wound care space and provide alternative solutions to the more traditional debridement options to improve clinical outcomes and patient experience,” said Zlatko Rihter, CEO of Mölnlycke. “This investment, coupled with the initiation of the EscharEx Phase III clinical trial, positions both companies for a successful future partnership.”

Concurrently with the PIPE Offering, MediWound and Mölnlycke entered into a collaboration agreement to strengthen their partnership (the "Collaboration Agreement"). Under the key terms of this agreement, Mölnlycke is granted specific rights, including a representative to attend meetings of the Company's R&D Committee. Additionally, Mölnlycke will be able to participate in potential strategic partnership discussions and M&A processes under certain circumstances. The Collaboration Agreement also contains a stand-still clause that limits Mölnlycke's ownership to no more than 9.99% of the Company's issued and outstanding Ordinary Shares.

The Company also entered into a registration rights agreement with several investors named in the Share Purchase Agreement (the “Registration Rights Agreement”), providing them with customary registration rights in connection with the Ordinary Shares.

The Ordinary Shares being sold to investors in the PIPE Offering are being offered and sold in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable state securities laws. Accordingly, those securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to the Registration Rights Agreement, the Company has agreed to file a registration statement with the SEC registering the resale of the Ordinary Shares issued in the PIPE Offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these Company securities, nor shall there be any sale of these Company securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is the global leader in next-generation enzymatic therapeutics focused on non-surgical tissue repair. The Company specializes in the development, production and commercialization of rapid and effective biologics that improve existing standards of care and patient experiences, while reducing costs and unnecessary surgeries.

MediWound’s first drug, NexoBrid®, is an FDA and EMA-approved orphan biologic for eschar removal in deep partial-thickness and/or full-thickness thermal burns, which can significantly reduce surgical interventions. Utilizing the same core biotherapeutic enzymatic platform technology, MediWound has developed a strong R&D pipeline, including the company’s lead drug under development, EscharEx®. EscharEx is a Phase III-ready biologic for the debridement of chronic wounds, offering significant potential advantages over the dominant $360+ million product and an opportunity to expand the market.

For more information visit www.mediwound.com and follow the Company on LinkedIn.

About Mölnlycke®

Mölnlycke Health Care is a world-leading MedTech company that specializes in innovative solutions for wound care and surgical procedures. Mölnlycke products and solutions are used daily by hospitals, health care providers and patients in over 100 countries around the world. Founded in 1849, Mölnlycke is owned by Investor AB and headquartered in Sweden. www.molnlycke.com

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the PIPE Offering, including as to the ability to complete the PIPE Offering described above, the expected gross proceeds therefrom, the intended use of proceeds and the effectiveness of the Collaboration Agreement. Among the factors that may cause results to be materially different from those stated herein are the initial terms of the proposed offering, market and other conditions, the satisfaction of customary closing conditions related to the proposed offering and the impact of general economic, industry or political conditions in the United States or internationally. There can be no assurance that we will be able to complete the proposed offering, the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 21, 2024 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts:
Hani Luxenburg	Daniel Ferry
Chief Financial Officer	Managing Director
MediWound Ltd.	LifeSci Advisors, LLC
ir@mediwound.com	daniel@lifesciadvisors.com

Media Contact:
Ellie Hanson
FINN Partners for MediWound
ellie.hanson@finnpartners.com
+1-929-588-2008

Mölnlycke Contact:
Jennifer Doak
Global Communications Director Wound Care
jennifer.doak@molnlycke.com
+1-678-206-6179